SECURITIES AND EXCHANGE COMMISSION

                                                WASHINGTON, D.C. 20549

                                                     AMENDMENT #3

                                                     SCHEDULE 13G

                                      Under the Securities Exchange Act of 1934

                                             HUMAN GENOME SCIENCES, INC.
                   ------------------------------------------------------------
                                                   (Name of Issuer)

                                            Common Stock, $0.01 Par Value
                   ------------------------------------------------------------
                                            (Title of Class of Securities)

                                                      444903108
                   -------------------------------------------------------------
                                                    (CUSIP NUMBER)

                                             Rho Management Partners L.P.
                                                    124 Dune Road
                                                Quogue, New York 11959
                                           Telephone Number (516) 653-9086
                                  (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                               - with copies to -

                                               Stephen Rosenberg, Esq.
                           Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  December 31, 1998
                                             ----------------------------
                                            (Date of event which requires
                                              filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1-(b)

                  |X| Rule 13d-1-(c)

                  |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 8 Pages

CUSIP No. 444903108

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

   Rho Management Partners L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a.
b.

3. SEC Use Only

4. Citizenship or Place of Organization:  Delaware, USA

Number of Shares     5.  Sole Voting Power 905,732 Shares
Beneficially
Owned by             6.  Shared Voting Power           0
Each
Reporting            7.  Sole Dispositive Power 905,732 Shares
Person
  With               8.  Shared Dispositive Power     0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,732 Shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)

11.Percent of Class Represented by Amount in Row 9 4.04% of Common Stock

12.Type of Reporting Person (See Instructions)  PN


                                                 Page 2 of 8 Pages


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CUSIP No. 444903108

1.Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
  (entities only)

Rho Management Trust III

2.Check the Appropriate Box if a Member of a Group (See Instructions)

a.
b.

3. SEC Use Only

4. Citizenship or Place of Organization:  New York, USA

Number of Shares   5.  Sole Voting Power        0
Beneficially
Owned by           6.  Shared Voting Power 894,430 Shares
Each
Reporting          7.  Sole Dispositive Power   0
Person
With               8.  Shared Dispositive Power 894,430 Shares


9. Aggregate Amount Beneficially Owned by Each Reporting Person 894,430 Shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)

11. Percent of Class Represented by Amount in Row 9   3.99% of Common Stock

12. Type of Reporting Person (See Instructions)  OO


                                                 Page 3 of 8 Pages


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CUSIP No. 444903108

1.Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
  (entities only)

Joshua Ruch

2.Check the Appropriate Box if a Member of a Group (See Instructions)

a.
b.

3. SEC Use Only

4. Citizenship or Place of Organization:  Republic of South Africa

Number of Shares   5.  Sole Voting Power 184,404 Shares
Beneficially
Owned by           6.  Shared Voting Power 901,636 Shares
Each
Reporting          7.  Sole Dispositive Power 184,404 Shares
Person
With               8.  Shared Dispositive Power 901,636 Shares

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,040 Shares


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row 9  4.84% of Common Stock

12. Type of Reporting Person (See Instructions)  IN



                                                 Page 4 of 8 Pages


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CUSIP No. 444903108

Item 1(a) Name of Issuer:

Human Genome Sciences, Inc.

Item 1(b) Address of Issuer:

Human Genome Sciences, Inc.
9410 Key West Avenue
Rockville, MD 20850

Item 2   Identity of Persons Filing:

                  (a) This Amendment is being filed by Rho Management Partners L.P. ("Rho"), a Delaware limited partnership, Rho Management Trust III, a New York grantor trust (the "Trust"), and Joshua Ruch. Rho is investment advisor to the Trust. Joshua Ruch is the controlling stockholder of Atlas Capital Corp., a Delaware corporation, which is sole general partner of Rho, and is Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation, to which certain advisory duties concerning the shares are delegated by Rho.

                  (b) - (c) Rho is a Delaware limited partnership, with its address at 124 Dune Road, Quogue, New York 11959. The Trust is a New York grantor trust, with its address at Rho Management Company, Inc., 767 Fifth Avenue, New York, New York 10153, and the trustee of the Trust is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Mr. Ruch is a citizen of the Republic of South Africa, with his address at Rho Management Company, Inc., 767 Fifth Avenue, New York, New York 10153.

                  (d)      Common Stock, $0.01  Par Value

                  (e)      444903108

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:




                                                 Page 5 of 8 Pages


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CUSIP No. 444903108
a. |_|      Investment Company registered under Section 8 of the Investment
            Company Act,
b. |_|      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
c. |_|      Employee Benefit Plan, or Endowment Fund in accordance with Rule
            13d-1(b)(1)(ii)(F),
d. |_|      Parent Holding Company or Control Person, in accordance with
            Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
e. |_|      A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
f. |_|      A  church  plan  that  is   excluded   from  the
            definition  of an  investment  company  under section
            3(c)(14) of the Investment Company Act of 1940;
g.,|_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to ss.240.13d-1(c), check this box
            |X|.

Item 4   Ownership:

         (a) As of February 15, 1999, Rho beneficially owned 905,732 shares, representing shares owned through the Trust and certain additional shares registered in the name of Rho. As of such date, the Trust beneficially owned 894,430 shares, representing shares owned in its name. As at such date, Joshua Ruch beneficially owned 1,086,040 shares, representing shares owned beneficially by Rho and additional shares held directly, through family members or through the JJR Foundation, a foundation of which Mr. Ruch serves as a trustee.

         (b) As a percentage of the 22,438,276 shares outstanding as of September 30, 1998 (based on information obtained from the Company's latest Form 10-Q), Rho may be deemed to own 4.04% of the Company's total outstanding shares, the Trust may be deemed beneficially to own 3.99% of the Company's total outstanding shares, and Joshua Ruch may be deemed beneficially to own 4.84% of the Company's total outstanding shares.

         (c) Pursuant to an investment advisory agreement between Rho and the Trust, Rho has sole power to vote and to dispose of the shares held in the name of the Trust, and accordingly Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of all 894,430 shares owned in the name of the Trust. Pursuant to such investment advisory agreement, the Trust may be considered to retain shared power to vote and to dispose of the 894,430 shares owned in its name. As the controlling person of Rho, Joshua Ruch may be deemed to share voting and dispositive power over the 894,430 shares reported herein by the Trust, and to exercise sole voting and dispositive power over the Company's shares otherwise attributable to Mr. Ruch. Accordingly, Joshua Ruch may be deemed beneficially to own 4.84% of the Company's total outstanding shares. Rho disclaims any economic interest in the shares covered by this Statement.

                                                 Page 6 of 8 Pages


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CUSIP No. 444903108


Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8 Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                 Page 7 of 8 Pages

CUSIP No. 444903108


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its General Partner

/s/ Joshua Ruch
-----------------------------------------
    By: /s/ Joshua Ruch
    Title: President



RHO MANAGEMENT TRUST III
By: RHO MANAGEMENT COMPANY, INC., its Investment Advisor

/s/ Joshua Ruch
-----------------------------------------
    By: /s/ Joshua Ruch
    Title: President


JOSHUA RUCH

/s/ Joshua Ruch
-----------------------------------------
/s/ Joshua Ruch

                                                 Page 8 of 8 Pages


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